UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    1)*

Hyperfine, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

Class B common stock, par value $0.0001 per share

(Title of Class of Securities)

Class A common stock: 44916K106

Class B common stock: Not Applicable

(CUSIP Number)

Jonathan M. Rothberg, Ph.D.

c/o Hyperfine, Inc.

351 New Whitfield Street

Guilford, Connecticut 06437

(866) 796-6767

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael L. Fantozzi, Esq.

John P. Condon, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

November 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 74765K105	13D	Page 2 of 9

1	NAMES OF REPORTING PERSON Jonathan M. Rothberg, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,440,886 shares of Class A common stock and 15,055,288 shares of Class B common stock[1]
	8	SHARED VOTING POWER 535,802 shares of Class A common stock[2]
	9	SOLE DISPOSITIVE POWER 2,440,886 shares of Class A common stock and 15,055,288 shares of Class B common stock[1]
	10	SHARED DISPOSITIVE POWER 535,802 shares of Class A common stock[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,976,688 shares of Class A common stock and 15,055,288 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% of the Class A common stock and 100% of the Class B common stock[3]
14	TYPE OF REPORTING PERSON IN

[1]

Consists of (i) 104,074 shares of Class A common stock of Hyperfine, Inc. (f/k/a HealthCor Catalio Acquisition Corp.) (the “Issuer”) held by Jonathan M. Rothberg, Ph.D. and 762,047 shares of Class A common stock of the Issuer held by Jonathan M. Rothberg 2003 Revocable Trust, (ii) restricted stock units (“RSUs”) for 6,528 shares of Class A common stock of the Issuer, which vest within 60 days of November 30, 2022, held by Dr. Jonathan Rothberg, (iii) a stock option to purchase 982,500 shares of Class A common stock of the Issuer held by Dr. Jonathan Rothberg, (vi) 585,737 shares of Class A common stock of the Issuer held by 2012 JMR Trust Common, LLC, (v) 6,867,790 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC, (vi) 7,368,748 shares of Class B common stock of the Issuer distributed from 4C Holdings I, LLC and held by entities owned by trusts created for the benefit of Dr. Jonathan Rothberg’s children, and (vii) 818,750 shares of Class B common stock of the Issuer held by 4C Holdings V, LLC.

[2]

Consists of (i) 440,295 shares of Class A common stock of the Issuer held by 23rd Century Capital LLC, and (ii) 95,507 shares of Class A common stock of the Issuer held by Dr. Jonathan Rothberg’s spouse, Bonnie E. Gould Rothberg, M.D.

[3]

Calculated based on 55,520,444 shares of Class A common stock of the Issuer and 15,055,288 shares of Class B common stock of the Issuer outstanding as of November 1, 2022, as reported in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2022.

SCHEDULE 13D
CUSIP NO. 74765K105	13D	Page 3 of 9

1	NAMES OF REPORTING PERSON 23rd Century Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 440,295 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 440,295 shares of Class A common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,295 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% of the Class A common stock[4]
14	TYPE OF REPORTING PERSON OO

[4]

Calculated based on 55,520,444 shares of Class A common stock of the Issuer outstanding as of November 1, 2022, as reported in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2022.

SCHEDULE 13D
CUSIP NO. 74765K105	13D	Page 4 of 9

1	NAMES OF REPORTING PERSON 2012 JMR Trust Common, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 585,737 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 585,737 shares of Class A common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,737 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% of the Class A common stock[5]
14	TYPE OF REPORTING PERSON OO

[5]

Calculated based on 55,520,444 shares of Class A common stock of the Issuer outstanding as of November 1, 2022, as reported in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2022.

SCHEDULE 13D
CUSIP NO. 74765K105	13D	Page 5 of 9

1	NAMES OF REPORTING PERSON 4C Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,867,790 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,867,790 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,867,790 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.6% of the Class B common stock[6]
14	TYPE OF REPORTING PERSON OO

[6]

Calculated based on 15,055,288 shares of Class B common stock of the Issuer outstanding as of November 1, 2022, as reported in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2022.

SCHEDULE 13D
CUSIP NO. 74765K105	13D	Page 6 of 9

1	NAMES OF REPORTING PERSON 4C Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 818,750 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 818,750 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 818,750 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% of the Class B common stock[7]
14	TYPE OF REPORTING PERSON OO

[7]

Calculated based on 15,055,288 shares of Class B common stock of the Issuer outstanding as of November 1, 2022, as reported in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2022.

SCHEDULE 13D
CUSIP NO. 74765K105	13D	Page 7 of 9

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed on December 30, 2021 (the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, of Hyperfine, Inc. (f/k/a HealthCor Catalio Acquisition Corp.), a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2. Identity and Background.

Item 2 sections (c) and (f) of the Schedule 13D is hereby amended and restated in its entirety below:

(c) Dr. Jonathan Rothberg is the founder of Legacy Hyperfine (defined below) and a member of the Board of Directors of the Issuer. He is a member of 23rd Century Capital LLC, a trustee of the 2003 Jonathan M. Rothberg Revocable Trust, and is the sole manager of 2012 JMR Trust Common, LLC, 4C Holdings I, LLC, 4C Holdings V, LLC, and the limited liability company distributees of 4C Holdings I, LLC. Dr. Jonathan Rothberg is the founder of the 4Catalyzer medical technology incubator and the founder and Chairman of its companies.

(f) Dr. Jonathan Rothberg is a citizen of the United States of America. Each of 23rd Century Capital LLC, 2012 JMR Trust Common, LLC, 4C Holdings I, LLC, 4C Holdings V, LLC, and the limited liability company distributees of 4C Holdings I, LLC is a limited liability company organized under the laws of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

As set forth in Annex A, between June 14, 2022 and November 30, 2022, Dr. Jonathan Rothberg purchased an aggregate of 762,047 shares of Class A common stock of the Issuer in open market transactions.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 3 above is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 3 above is incorporated into this Item 5 by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no changes to the Item 6 information previously filed.

Item 7. Material to be Filed as Exhibits.

There are no changes to the Item 7 previously filed.

SCHEDULE 13D
CUSIP NO. 74765K105	13D	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2022	/s/ Jonathan M. Rothberg
Jonathan M. Rothberg, Ph.D.

23rd Century Capital LLC
	By:	/s/ Jonathan M. Rothberg
	Name:	Jonathan M. Rothberg, Ph.D.
	Title:	Member

2012 JMR Trust Common, LLC
	By:	/s/ Jonathan M. Rothberg
	Name:	Jonathan M. Rothberg, Ph.D.
	Title:	Manager

4C Holdings I, LLC
	By:	/s/ Jonathan M. Rothberg
	Name:	Jonathan M. Rothberg, Ph.D.
	Title:	Manager

4C Holdings V, LLC
	By:	/s/ Jonathan M. Rothberg
	Name:	Jonathan M. Rothberg, Ph.D.
	Title:	Manager

Annex A

Trading History

The following transactions were effected by Dr. Jonathan Rothberg in Class A common stock of the Issuer between June 14, 2022 and November 30, 2022:

Trade Date	Amount Purchased	Weighted Average Price Per Share
06/14/2022	52,848	$2.26
08/12/2022	303,137	$1.457
08/16/2022	64,213	$1.482
11/14/2022	34,488	$0.89
11/15/2022	31,139	$0.92
11/29/2022	47,007	$0.72
11/30/2022	229,215	$0.82